Exhibit 1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Kingsway Financial Services Inc.

We consent to the inclusion in the Annual Report on Form 40-F of our report dated February 8, 2005, with respect to the consolidated balance sheets of Kingsway Financial Services Inc. as at December 31, 2004 and 2003 and the related consolidated statements of operations, retained earnings, currency translation adjustment and cash flows for each of the years in the three-year period ended December 31, 2004 included in the Kingsway Financial Services Inc. Annual Report.

We also consent to the incorporation by reference of such report in the Registration Statement No. 333-107531 on Form S-8 of the Company.

KPMG LLP

Toronto, Canada
February 8, 2005